BINGHAM McCUTCHEN LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                          February 28, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:   Pioneer Series Trust VII (File Nos. 333-62166; 811-10395)
      Registration Statement on Form N-1A

Ladies and Gentlemen:

       This letter is to respond to comments we received from Mr. Derek Newman of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment
No. 24 to the Registration Statement on Form N-1A of Pioneer Series Trust VII (the "Registrant") relating to Pioneer Global Multisector Income Fund. Following are the Staff's comments and the Registrant's responses thereto:

I. General Comment

1.  Comment:   The Staff asked that the Registrant provide a letter to the
               Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

    Response:  A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.  Comment:   The Staff requested that the Registrant summarize in its
               response the changes to the Fund's investment objective and principal investment strategies reflected in the Rule 485(a) filing and confirm that shareholder approval was not required to effect such changes.

    Response:  The Registrant notes that the changes to the Fund's investment objective and principal investment strategies reflected in the Rule 485(a) filing primarily expand the Fund's ability to invest in below-investment grade securities and to use active currency management strategies. Changes reflected in the Rule 485(a) filing include: (i) the Fund's investment objective was modified from "to provide current income from an investment grade portfolio with due regard to preservation of capital and prudent investment risk" to "a high level of current income;" (ii) the Fund's investment strategy disclosure was modified to increase the Fund's ability to invest in below-investment grade securities from a maximum of 20% of the Fund's net assets to a maximum of 70% of the Fund's net assets; and (iii) the Fund's investment strategy disclosure was modified to expand the Fund's ability to hold non-U.S. currencies and take long or short positions with respect to a particular currency through a derivative position. In connection with these changes, the Fund's name was changed from "Pioneer Global Aggregate Bond

               Fund" to "Pioneer Global Multisector Income Fund." The Registrant confirms that shareholder approval was not required to effect such changes to the Fund's investment objective and principal investment strategies.

II. Comments Applicable to the Prospectus

A. Fees and Expenses

1.  Comment:   The Staff requested that the Registrant add disclosure to
               Footnote 1 to the Fee Table explaining what constitutes
               "ordinary operating expenses" for purposes of the Fund's expense limit.

    Response:  The Registrant has added disclosure to address the Staff's comment.

2.  Comment:   The Staff suggested that the Registrant add disclosure to
               Footnote 1 explaining that net operating expenses may be higher than the expense limit to the extent that the Fund incurs expenses excluded from the expense limit.

    Response:  The Registrant has added disclosure to address the Staff's comment.

B. Principal Investment Strategies

1.  Comment:   The Staff noted that the Registrant states that the Fund may invest in derivative instruments that have economic characteristics similar to debt securities for purposes of satisfying the requirement that the Fund invest at least 80% of its net assets in debt securities of issuers located throughout the world. The Staff requested that the Registrant confirm that the Fund uses the market value of derivative instruments rather than the notional value of such instruments in the 80% calculation.

    Response:  The Registrant confirms that the Fund currently uses the market value of derivative instruments in the 80% calculation referenced by the Staff.

2.  Comment:   The Staff suggested that the Registrant consider revising the disclosure regarding the requirement that the Fund invest at least 40% of its net assets in issuers located outside of the United States to clarify that the Fund includes the amount of borrowings, if any, for investment purposes in the 40% calculation.

    Response:  The Registrant has added disclosure to address the Staff's comment.

C. Principal Risks of Investing in the Fund

1.  Comment:   The Staff suggested that the Registrant consider adding
               disclosure to address risks related to the valuation of payment in kind securities.

    Response:  The Registrant has added disclosure to address the Staff's comment.

III. Comments Applicable to the Statement of Additional Information

1.. Comment:   The Staff noted that the Registrant describes the limitations set forth in Section 12(d) of the 1940 Act regarding investment in other investment companies, but states that there are several provisions of the 1940 Act and rules thereunder that allow more expansive investment in investment companies. The Staff requested that the Registrant consider removing or more appropriately tailoring such disclosure in light of the Fund's non-fundamental policy not to invest in any investment company in reliance on Section
               12(d)(1)(F) or (G) of the 1940 Act as long as another investment company invests in the Fund in reliance on
               Section 12(d)(1)(G).

    Response:  The Registrant has removed the disclosure referenced by the
               Staff.

       Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/Jeremy Kantrowitz
                                                  ---------------------
                                                  Jeremy Kantrowitz


cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin